Exhibit A

Ceragon Networks Completes Acquisition of Siklu

Expected to Increase Ceragon’s Market Presence Mainly in North America with Private Networks and Small Service Providers; Expected to be Accretive (Non-GAAP) By the End of 2024

Rosh Ha’ain, Israel, December 5, 2023 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today announced that it has completed the previously announced acquisition of Siklu, a provider of multi-Gigabit “wireless fiber” connectivity in urban, suburban and rural areas. The acquisition creates a more comprehensive, end-to-end offering ideally targeted to small service providers and private networks around the world. In particular, the combination gives Ceragon immediate access to Siklu’s established leadership in the millimeter-wave market in North America including its Fixed Wireless Access offering.

Doron Arazi, Ceragon CEO, said “This acquisition is expected to accelerate our growth strategy by expanding our presence with the fastest-growing segments of the market and enhancing our end-to-end solutions to better address the evolving needs of private networks. In addition, I expect that this acquisition will have a positive impact on our gross margins in the near-term and our profitability in the intermediate to long term. We welcome the talented and experienced Siklu team to Ceragon, and integration initiatives are underway and progressing according to plan.”

Ronen Ben-Hamou, Siklu’s CEO, has joined Ceragon’s management team, utilizing his experience to help with a smooth integration.

The terms of the transaction are substantially in-line with the considerations previously disclosed.

Ceragon expects the acquisition will increase its 2024 revenue by approximately $25-$29 million. The acquisition is expected to be accretive to the consolidated gross margins of Ceragon as Siklu’s margins are at levels significantly higher than Ceragon’s historical margins. Ceragon management expects the combination to improve Siklu’s results by leveraging Ceragon’s working capital management capabilities, as well as expanded profitability following synergies. Inclusive of these business improvements, management anticipates the transaction to be accretive to non-GAAP earnings by the second half of 2024. Ceragon expects to include the Siklu acquisition in its 2024 guidance, to be provided, in combination with the release of Ceragon’s fourth quarter results, in early 2024.

As part of this transaction, Ceragon expanded its total loan credit facility by $5 million to $77 million in total, and Siklu’s primary lender joined Ceragon’s lending consortium.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding the benefits of the transaction as well as statements regarding the companies’ products, prospects and results following the transaction. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” and similar expressions, or the negative of such terms, or other comparable terminology (although not all forward-looking statements contain these identifying words that are intended to identify forward-looking statements).

Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of both  Ceragon and Siklu to be materially different from any future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the risk that the anticipated benefits of the transaction may not be realized on the contemplated timeframe or at all, which may adversely affect the companies’ businesses and the price of Ceragon’s traded securities;; delays, disruptions or increased costs in the integration of Siklu’s business with Ceragon; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel, customers, and vendors may not succeed; risks related to diverting management’s attention from Ceragon’s ongoing business operations; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ceragon’s traded securities; the effect of the evolving nature of the continuing war in Gaza between Israel and the Hamas; the impact of general economic conditions on the on Ceragon’s and Siklu’s business; ongoing or potential litigations or disputes, incidental to the conduct of Siklu’s ongoing business, with customers, suppliers, landlords, or other third parties; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; potential negative changes in general economic conditions in the regions or the industries in which Ceragon and Siklu operate; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on May 1, 2023, and in Ceragon’s other filings with the Securities and Exchange Commission  (“SEC”) as well as other documents that may be subsequently filed by Ceragon from time to time with the SEC.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

Ceragon’s public filings are available on the SEC’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:

Rob Fink or Bob Meyers

FNK IR

Tel. 1+646-809-4048

crnt@fnkir.com